

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2010

Mr. Frederick S. Cromer
Chief Financial Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, California 90067

　　RE:　**International Lease Finance Corporation**
　　　　　Form 10-K for the Year Ended December 31, 2009
　　　　　Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
　　　　　September 30, 2010
　　　　　File No. 1-31616

Dear Mr. Cromer:

　　　　We have reviewed your response letter dated December 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　　After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. If you use the term EBITDA in your filings, please ensure that it represents EBITDA as is commonly defined. If you make any adjustments to EBITDA as is commonly defined, please instead use a description such as Adjusted EBITDA to refer to your measure.

Financial Statements

Consolidated Statements of Cash Flows, page 48

3. We have read your response to prior comment three. For security deposits which are not segregated under the terms of the 1999 and 2004 ECA Facilities, please tell us how you classify cash inflows and outflows on your statements of cash flows. In a similar manner, please tell us how you classify cash inflows and outflows for overhaul rentals and disbursements which are not segregated under the terms of the 1999 and 2004 ECA Facilities. Please confirm that the changes in these amounts are also classified as financing cash flows.

4. Your response to prior comment three indicates that the majority of the customer deposits line item consists of security deposits and deposits received for overhaul rentals. Given the differences in the nature of these deposits, please separately present each of these two components on your consolidated balance sheets or provide footnote disclosure that breaks out the individual components included in the balance sheet line item you currently include them in. Please reflect the changes in security deposits and deposits received for overhaul rentals separately on your cash flow statements. Please also separately present inflows and outflows related to each of these deposits on your statements of cash flow.

5. We have read your response to prior comment five. You reflect all changes related to overhaul rentals as a change in financing activities in the statements of cash flows. This includes overhauls transferred to third parties as a result of the sale of aircraft. Please help us understand the typical terms of arrangements in which overhauls are transferred to third parties as part of the sale of aircraft. Please specifically tell us whether cash is given to the purchaser for these overhaul amounts or whether a net cash amount is received from the purchaser, which represents the purchase price less the overhaul amounts you owe the purchaser. In a similar manner, please address any arrangements in which you purchase aircraft in which overhaul rentals are transferred to you, including whether you transfer a net amount to the seller, which represents the aircraft sales price less any overhaul amounts owed to you. For each period presented, please quantify the amounts received from sellers of aircraft for overhaul rentals and clarify how these amounts are reflected within your statement of cash flows. If only net amounts are being remitted to the seller of the aircraft you acquire (or you are receiving a net amount from the purchaser of your aircraft), it appears that you may be reflecting the obligation related to the overhaul rentals that you assumed from the seller and the overhaul rentals that you transferred to the purchaser as a cash flow on your statement of cash flow. If you are reflecting the noncash activity related to these overhaul rentals in your cash flow statement, we remind you that ASC 230-10-50-5 states that only the cash portion of transactions shall be reported in the statement of cash flows. Please advise.

6. We have read your response to prior comment seven. In regards to your presentation of the amortization of interest income net against the gross collections from finance and sales type leases, please provide us a summary of the SAB 99 analysis that you prepared. Please also

show us what your revised cash flow statement will look like for each of the three years ended December 31, 2009 and the nine months ended September 30, 2010.

7. In regards to the netting of gains and losses against proceeds from disposal of flight equipment, we continue to have difficulty understanding how you determined that you do not need to follow the guidance of ASC 230-10-45-28. We remind you that this ASC requires that gains or losses on sale of property, plant and equipment be removed from net income when reconciling net income to net cash provided by or used in operating activities. As previously requested, please identify the authoritative literature that supports your current presentation.

8. The reconciliation that you provide in your response to prior comment 10 appears to add the gain/loss on aircraft sales to gross proceeds from aircraft sales to arrive at the amount of proceeds from the disposal of flight equipment as shown on the statements of cash flows. Given that it would seem that the gain/loss on aircraft sales would be embedded in the gross proceeds amount, please help us understand why you would be adding this amount to arrive at the proceeds from disposal of flight equipment, as shown on the statements of cash flows.

9. The reconciliation that you provide in your response to prior comment 10 deducts impairment charges from gross proceeds from aircraft sales to arrive at the amount of proceeds from the disposal of flight equipment as shown on the statements of cash flows. Please help us understand why noncash impairment charges would be included in your determination of proceeds from the disposal of flight equipment as shown on the statements of cash flows. Please reconcile the impairment charge amounts presented in your response to prior comment 10 to the amounts presented on your consolidated statements of income. Please also help us understand how you determine which impairment charge amounts should be included in your determination of proceeds from the disposal of flight equipment as shown on the statements of cash flows.

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

10. We have read your response to prior comment 9. You recognize overhaul rentals as rental revenue at the same time the overhaul rentals are received and an expense is booked for any estimated reimbursements to be made to the lessee. We have the following comments in this regard:
   - With specific reference to the terms of your leases, as previously requested, please tell us how you determined that all contingencies have been resolved given the fact that ultimately a significant portion of your overhaul rentals are refundable to the lessee; and
   - With specific reference to the terms of your leases, as previously requested, please tell us how you determined that these overhaul rentals have been realized and earned. Since a significant portion of these overhaul rentals are reimbursed to the lessee, please tell us how you determined that a service has been provided related to these overhaul rentals.

Understanding your standard lease terms may provide us with better insight into how you determined the appropriate accounting for overhaul rental revenue and the corresponding liability amounts. In this regard, please provide us with excerpts from your leases which discuss overhaul rental revenues and correspondingly overhaul reimbursements to your lessees.

11. You have determined that you can reliably estimate the expected overhaul liability at the time that the overhaul rentals are recognized as revenue. Each quarterly period you estimate your provision for overhaul reimbursements based on the fixed dollar value of the overhaul rentals received in that period. Given that you are able to determine the percentage of overhaul rentals received which will be returned back to the lessee, please tell us what consideration you gave as to whether revenue should only be recorded for the percentage that you estimate will not be returned back to the lessee rather than recording revenue for the entire amount of overhaul rentals received.

Flight Equipment Marketing, page 53

12. We have read your response to prior comment 10. Based on the information that you have provided, we continue to have difficulty understanding how you determined that certain impairment charges should be recorded as a reduction to revenues instead of in expenses in a similar manner to your other impairment charges. If you continue to believe that these impairment charges should be reflected as a reduction to revenues, please provide us with additional information to support your basis.

13. Please provide us with additional information regarding the impairment charges you currently present as a reduction of revenues by addressing the following:
   - Please tell us how you determine the amount of impairment charges that should be recorded as a reduction of revenues;
   - Please tell us whether your current presentation ever results in the transferring of impairment charges that were previously recorded as expenses in an earlier quarter into revenues at the time the corresponding flight equipment is classified as held for sale or disposed of;
   - Please help us better understand when these impairment charges were recorded. You state that the impairment charges reflect current resale market values. If these impairment charges were recorded in a relatively short period prior to the sale of the flight equipment, please help us understand why you would have recorded significant gains on these sales as indicated by the reconciliation provided in your response to prior comment 10; and
   - Please help us understand why the reconciliation provided in your response to prior comment 10 shows a gain on flight equipment sales for the nine months ended September 30, 2010 whereas Note C to your financial statements for the nine months ended September 30, 2010 included in your Form 10-Q shows that you recorded a loss on sale of flight equipment for the nine months ended September 30, 2010.

14. Your response indicates that you believe differentiating between impairment charges recorded on flight equipment held for use versus impairment charges recorded on aircraft to be disposed of provides investors meaningful information in analyzing your financial results. By presenting these impairment amounts separately in two different line items within expenses, we believe you would still be able to provide this meaningful information.

15. Based on the information that you have provided, we continue to have difficulty understanding how you determined that it is appropriate to show the net gain or loss attributable to the sale of flight equipment within revenues instead of as other income or expense. If you continue to believe that this presentation is appropriate, please provide us with additional information to support your basis.

Provision for Overhauls, page 53

16. We have read your response to prior comments 12 and 13. We continue to have difficulty understanding how you determined that you should not consider the guidance provided in ASC 908-360 regarding accounting for overhaul costs. Specifically, it is not clear why you would not consider the guidance of ASC 908-360-45-6 in determining the appropriate amortization period of capitalized overhaul costs. Given that your primary business operation appears to be the leasing of aircraft to airlines, it is not clear why you would not consider yourself to be related to the airline industry. Please further advise. Your responses indicate that there are very limited circumstances in which you perform major maintenance on aircraft. Please help us better understand the extent to which you perform major maintenance by providing us with the following information:

- The amount of major maintenance costs capitalized during each of the three years ended December 31, 2009 and the nine months ended September 30, 2010; and
- The amounts of capitalized major maintenance costs recorded on your balance sheets at December 31, 2009 and September 30, 2010.

Form 10-Q for the Period Ended September 30, 2010

General

17. Please address the comments above in your interim filings as well.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief